SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.1 )*

                                Stimsonite Corp.
          ____________________________________________________________
                                (Name of Issuer)

                     Common Stock, $0.01 per share par value
          ____________________________________________________________
                         (Title of Class of Securities)

                                   860832 10 4
                              _____________________
                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement _____

     A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (5-87)

 CUSIP No.   860832 10 4                 13G                 Page 2 of 5  Pages

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           REICH & TANG ASSET MANAGEMENT L.P.
           13-3778739
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   ----------                      ----------
                           (a)                            (b)

                                   ----------                      ----------

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    3      SEC USE ONLY




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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE


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                  5     SOLE VOTING POWER

                                        0
   NUMBER OF
   SHARES            --------------------------------------------
   BENEFICIALLY      --------------------------------------------
   OWNED BY
   EACH           6     SHARED VOTING POWER
   REPORTING
   PERSON                              0
   WITH
                     --------------------------------------------
                     --------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                                        0

                     --------------------------------------------
                     --------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                                        0

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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        0

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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      0.0%

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    12     TYPE OF REPORTING PERSON*

                                       IA

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a). Name of Issuer

     The name of the issuer, to whose class of equity security this Schedule is Stimsonite Corp.


Item 1 (b). Address of Issuer's Principal Executive Offices

     The address of the Issuer's principal offices is 7542 North Natchez Ave., Niles, Illinois, 60714.


Item 2 (a). Name of Person Filing

     The person filing this Schedule is Reich & Tang Asset Management L.P. (the "Reporting Person")


Item 2 (b). Address of Principal Business Office or, if None, Residence

     The principal business address of the Reporting Person is 600 Fifth Avenue, New York, NY 10020.


Item 2 (c). Citizenship

     The Reporting Person is a United States citizen.


Item 2 (d). Title of Class of Securities

     The class of equity security to which this schedule relates is the Issuer's Common Stock, par value $0.01 (the "Common Stock").


Item 2 (e). CUSIP No.

     The CUSIP number assigned to the Common Stock is 860832 10 4

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a

     Reich & Tang Asset Management L.P. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4. Ownership

     The shares of the Common  Stock  owned  beneficially  owned by Reich & Tang
Asset   Management   L.P.  and  covered  by  this  Schedule  amount  to  0
shares,constituting 0.0% of the outstanding shares of the Common Stock. Reich & Tang Asset Management L.P. has the shared power to vote and direct the vote for 0 shares of Common Stock and to dispose of or direct the disposition of 0 shares of Common Stock.


Item 5. Ownership of Five Percent or Less of a Class

     This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than 5% of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.


Item 8. Identification and Classification of Members of Group

     Not applicable.


Item 9. Notice of Dissolution of Group

     Not applicable.

CERTIFICATION


     The undersigned certifies that to his/her best belief and knowledge, the securities reported herein were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.


February 14, 2000

REICH & TANG ASSET MANAGEMENT L.P.



BY /s/Lorraine C. Hysler
   Lorraine C. Hysler
   Secretary
   Reich & Tang Asset Management L.P.